UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

FEIHE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

450663109

(CUSIP Number)

You-Bin Leng
Star City International Building
10 Jiuxianqiao Road, C-16th Floor
Chaoyang District, Beijing 100016
People’s Republic of China
+(86) 10 6431-9357

With a copy to:

Zhan Chen
Kefei Li
Jin Mao Tower, 38F, Unit 03
88 Century Blvd, Pudong,
Shanghai 200121, People’s Republic of China
+(86) 21 6165-1700

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	450663109

1.	NAME OF REPORTING PERSON: You-Bin Leng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,981,358(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,981,358(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,981,358(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(2)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4% (3)
14.	TYPE OF REPORTING PERSON IN

(1) Consists of 8,969,358 shares of Common Stock and options to purchase 12,000 shares of Common Stock within 60 days of the date hereof.

(2) Mr. You-Bin Leng may be deemed to be part of a “group” (as discussed in Item 5 of this Schedule 13D) with Morgan Stanley which, as of December 4, 2012, beneficially owned 87,972 shares of Common Stock.

(3) Percentage calculated based on 19,784,291 shares of Common Stock outstanding as of November 1, 2012 (as reported in the Form 10-Q filed by the Company with the SEC on November 9, 2012).

2

INTRODUCTORY NOTE

This Amendment No. 3 amends and supplements the original statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2003 by You-Bin Leng (“Mr. Leng”) with respect to Feihe International, Inc. (the “Company”), as previously amended on September 22, 2003 and October 3, 2012 (as amended and supplemented to date, this “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented as follows:

Platinum Infant Formula Holding Limited, a Cayman Islands company indirectly wholly owned by Mr. Leng and MSPEA (“Parent”), has entered into a commitment letter, dated as of December 3, 2012 (the “Debt Commitment Letter”), with Wing Lung Bank Limited (“Wing Lung”) and Cathay United Bank (“Cathay”). Under the terms and subject to the conditions of the Debt Commitment Letter, (a) Wing Lung and Cathay will provide, in equal proportions, a secured term loan of US$50,000,000 to Parent to fund a portion of the offer price of the acquisition of the Publicly Held Shares and to pay fees and expenses related to the financing and the merger and (b) Wing Lung will provide Heilongjiang Feihe Dairy Co., Limited, a subsidiary of the Company, an onshore term loan facility in an amount of RMB15,000,000 for the purpose of either the acquisition of fixed assets or general working capital. A copy of the Debt Commitment Letter is filed as Exhibit 7.03 and incorporated herein by reference in its entirety.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby supplemented as follows:

The description of the Debt Commitment Letter under Item 3 is incorporated herein by reference in its entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby supplemented by adding the following exhibit:

Exhibit 7.03:
Debt Commitment Letter by and among Platinum Infant Formula Holding Limited, Wing Lung Bank Limited and Cathay United Bank, dated as of December 3, 2012 (incorporated by reference to Exhibit 7.03 to the Amendment No. 1 to Schedule 13D filed by MS with the SEC on December 3, 2012).

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2012

You-Bin Leng

/s/ You-Bin Leng
Name: You-Bin Leng